SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14D-9
(RULE 14d-101)

SOLICITATION/RECOMMENDATION STATEMENT UNDER SECTION 14(d)(4)
OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 3)

WENDY’S/ARBY’S GROUP, INC.
(Name of Subject Company)

WENDY’S/ARBY’S GROUP, INC.
(Name of Person Filing Statement)

CLASS A COMMON STOCK, PAR VALUE $0.10 PER SHARE
(Title of Class of Securities)

950587105
(CUSIP Number of Class of Securities)

Roland C. Smith
President and Chief Executive Officer
Wendy’s/Arby’s Group, Inc.
1155 Perimeter Center West
Atlanta, GA 30338
(678) 514-4100

(Name, address and telephone number of person authorized to receive notices and communications on behalf of the person filing statement)

Copies to:

Nils H. Okeson	Julie M. Allen, Esq.
Senior Vice President, General Counsel	Proskauer Rose LLP
and Secretary	1585 Broadway
Wendy’s/Arby’s Group, Inc.	New York, NY 10036-8299
1155 Perimeter Center West	(212) 969-3000
Atlanta, GA 30338
(678) 514-4100

☐	Check the box if the filing relates to preliminary communications made before the commencement date of a tender offer.

      This Amendment No. 3 to Schedule 14D-9 (this “Amendment”) amends and supplements the Schedule 14D-9 (the “Schedule 14D-9”) initially filed by Wendy’s/Arby’s Group, Inc., a Delaware corporation (the “Company”), with the Securities and Exchange Commission (the “SEC”) on November 7, 2008, as amended by Amendment No. 1 to the Schedule 14D-9 filed with the SEC by the Company on November 20, 2008, as further amended by Amendment No. 2 to the Schedule 14D-9 filed with the SEC by the Company on November 26, 2008, relating to the tender offer commenced by Trian Partners, L.P., a Delaware limited partnership (“Trian Onshore”), Trian Partners Master Fund, L.P., a Cayman Islands limited partnership (“Trian Master Fund”), Trian Partners Parallel Fund I, L.P., a Delaware limited partnership (“Parallel Fund I”), and Trian Partners Parallel Fund II, L.P., a Delaware limited partnership (“Parallel Fund II” and collectively with Trian Onshore, Trian Master Fund and Parallel Fund I, “Purchaser”), to acquire up to a total of 40,000,000 Shares in exchange for $4.15 net per Share in cash (subject to applicable withholding of U.S. federal, state and local taxes), without interest thereon, upon the terms and conditions set forth in the Offer to Purchase dated November 6, 2008 and in the related Letter of Transmittal contained in the Schedule TO filed by Purchaser with the SEC on November 6, 2008. Except as otherwise indicated herein, the information set forth in the Schedule 14D-9 remains unchanged. Capitalized terms used but not defined herein have the meanings ascribed to them in the Schedule 14D-9.

     The information in the Schedule 14D-9 is incorporated in this Amendment by reference, except that such information is hereby amended and supplemented to the extent specifically provided herein.

ITEM 4. THE SOLICITATION OR RECOMMENDATION

     Item 4 of the Schedule 14D-9 is hereby amended and restated in its entirety as follows:

IV	THE SOLICITATION OR RECOMMENDATION

(a) Recommendation - No Opinion/Remaining Neutral Towards the Offer.

     The Board is expressing no opinion to the Company’s stockholders and is remaining neutral with respect to the Offer. Neither the Board nor the Audit Committee has made a determination whether the Offer is fair to or in the best interests of the Company’s stockholders and is not making a recommendation regarding whether the Company’s stockholders should accept the Offer and tender their Shares, and, if so, how many Shares to tender, or reject the Offer and not tender their Shares.

     The Board reached the conclusion to remain neutral with respect to the Offer because the Board determined, after consideration of the factors set forth below, that while acceptance of the Offer would permit a stockholder to realize a premium to the trading price of the Shares prior to the announcement of the Offer, subject to the risk of the Offer being oversubscribed and the Shares purchased on a pro rata basis, a decision not to tender in the Offer would permit stockholders who believe the Shares have a greater intrinsic value to realize a greater long-term value if their view of the greater intrinsic value of the Shares is substantiated in the future.

     The Board believes that a WAG stockholder’s decision whether or not to tender its Shares in the Offer and, if so, how many Shares to tender, is a personal investment decision based upon each individual stockholder’s particular circumstances. The Board urges each WAG stockholder to make its own decision regarding the Offer based on all available information, including the adequacy of the Offer Price in light of the stockholder’s own investment objectives, the stockholder’s views as to the Company’s prospects and outlook, the factors considered by the Board as described below and any other factors that the stockholder deems relevant to its investment decision. The Board also urges each WAG stockholder to consult with its financial and tax advisors regarding the Offer.

     (b) Background and Reasons for the Recommendation.

     Background

      From December 2005 until consummation of the merger between Wendy’s International, Inc. (“Wendy’s”) and Triarc Companies, Inc. (“Triarc”) on September 29, 2008, the Trian Principals and certain funds affiliated with Purchaser (the “Trian Funds”) were the beneficial owners of more than 5% of the outstanding common stock of Wendy’s. On several occasions during this period, the Trian Funds shared with Wendy’s their views regarding certain strategic alternatives that they believed Wendy’s should consider.

      On March 2, 2006, the Trian Principals and the Trian Funds entered into an agreement with Wendy’s pursuant to which Wendy’s agreed to use its reasonable best efforts to take certain strategic actions recommended by the Trian Funds and to appoint three members to its Board of Directors who were nominated by the Trian Funds. As part of this agreement, the Trian Principals and the Trian Funds agreed to a standstill provision that terminated on June 30, 2007.

      During the period between July 3, 2007 and April 23, 2008, the Trian Funds, Triarc and Wendy’s engaged in discussions relating to a potential business combination involving Wendy’s and Triarc, the owner of Arby’s Restaurant Group, Inc., the franchisor of the Arby’s® restaurant system.

      On April 23, 2008, Triarc and Wendy’s entered into an Agreement and Plan of Merger pursuant to which each outstanding share of Wendy’s common stock would be converted into 4.25 shares of Class A common stock of Triarc.

      On September 16, 2008, the Trian Funds disclosed in an amended Schedule 13D filing their intention to increase their investment in Triarc and/or Wendy’s through the acquisition of additional shares of Triarc and/or Wendy’s common stock. During the period between September 16, 2008 and September 29, 2008, the Trian Funds acquired additional shares of common stock of Triarc and Wendy’s.

      On September 29, 2008, the merger between Triarc and Wendy’s closed. Upon consummation of the merger, Triarc Companies, Inc. changed its name to Wendy’s/Arby’s Group, Inc.

      Immediately following consummation of the merger between Wendy’s and Triarc, the Trian Principals and the Trian Funds, in the aggregate, beneficially owned approximately 11.15% (based on the pro forma calculation of 466,914,000 shares of Class A common stock outstanding as of June 29, 2008, as reported in the Proxy Statement). Since September 29, 2008, the Trian Funds have acquired additional Shares in open market transactions and Mr. Peltz, Mr. May and Mr. Garden received Shares in lieu of directors fees, such that, as of November 5, 2008, the Trian Principals and the Trian Funds, in the aggregate, beneficially owned approximately 11.08% of the outstanding shares, based on 469,769,742 Shares outstanding as of October 31, 2008.

      On October 24, 2008, at a meeting of the Board, Mr. Peltz, on behalf of the Trian Funds, advised the Board that, consistent with indications given earlier that week to members of the Board, the Trian Funds were considering the acquisition of additional shares through a tender offer. At the Board meeting on October 24, the Board delegated authority to the Audit Committee to review and evaluate the terms and conditions of the offer and make a recommendation to the Board whether to approve the offer for purposes of Section 203 and what position the Company should take in its Solicitation/Recommendation Statement on Schedule 14D-9. The Audit Committee retained Proskauer Rose LLP and Richards Layton & Finger as their independent counsel and Wachovia Capital Markets LLC (“Wachovia”) as their financial adviser.

     On October 27 and October 29, the Audit Committee met to consider the possibility of a tender offer by the Trian Funds.

      On October 29, 2008, counsel for the Trian Funds indicated to counsel for the Audit Committee, which had been delegated authority to review the Offer, that the Trian Funds were considering making a tender offer for approximately $150 to $160 million at a premium of 30% to 33% assuming a current market price of approximately $3.00 per Share if the Board approved the offer for purposes of Section 203 permitting the Trian Funds and their affiliates and associates to acquire up to an aggregate of 35% of the outstanding shares of the Company through the tender offer and/or future acquisitions of Shares. During this conversation, counsel for the Trian Funds said that the amount of Shares targeted for purchase in and pricing for the tender offer would be confirmed when the Trian Funds made their determination as to whether to proceed with the tender offer.

     On October 31, the Audit Committee met again to consider the possibility of a tender offer by the Trian Funds.

      On November 3, 2008, counsel for the Trian Funds sent a non-binding preliminary term sheet to counsel for the Audit Committee. The term sheet set forth proposed terms for a tender offer to purchase up to 40,000,000 shares for a net price per share in cash of $4.15. Counsel for the Trian Funds advised the Audit Committee’s counsel that they would be prepared to commence an offer on the terms set forth in the term sheet if (i) the Board granted a waiver under Section 203 to allow the Trian Funds and their affiliates to acquire up to 35% of the outstanding Shares through the tender offer and/or subsequent purchases of Shares and (ii) the Board agreed to recommend the tender offer to WAG stockholders.

      Also, on November 3, 2008, the Audit Committee’s counsel, having previously indicated to counsel for the Trian Funds that the Audit Committee would expect the Trian Funds to enter into a standstill agreement with the Company in consideration for the granting of a waiver under Section 203, sent counsel for the Trian Funds a proposed form of standstill agreement which, among other things, would restrict the Trian Funds from taking certain actions with respect to Shares, including actions involving the acquisition and disposition of such Shares and solicitation of proxies for proposals not approved by a majority of the Board and the submission of any takeover proposal without the approval of the independent directors of the Company and the receipt of a fairness opinion from an independent financial adviser. Through their counsel, the Trian Funds informed the Audit Committee that they did not believe such an agreement would be in the best interest of WAG stockholders and that the limited waiver they requested under Section 203 would accomplish the objectives of the standstill agreement because Section 203 would impose sufficient restrictions on the Trian Funds if they were to acquire more than 35% of the outstanding Shares. Additionally, they advised the Audit Committee that they would be prepared to enter into an agreement with the Company under which the Trian Funds and their affiliates would agree that for as long as WAG is a publicly traded company (i) a majority of the Board would be comprised of directors who are independent under New York Stock Exchange regulations and (ii) the Audit Committee would be required to review and evaluate all related party transactions.

      On November 4, 2008, the Audit Committee’s counsel sent counsel for the Trian Funds a revised form of standstill agreement. Through counsel, the Trian Funds informed the Audit Committee that they were unwilling to enter into the standstill agreement in the revised form because it still restricted the Trian Funds from taking certain actions with respect to the Shares, including the acquisition of such Shares, the solicitation of proxies and the submission of any takeover proposal. Later in the day, the Audit Committee’s counsel informed the Trian

Funds that the Audit Committee would require the Trian Funds to enter into a standstill arrangement substantially in the revised form previously provided in order for the Audit Committee to recommend that the Board grant their request for a waiver under Section 203. The Trian Funds responded that the proposed form of standstill agreement was not acceptable to them and indicated that they would be willing to amend their request such that the Board would grant them a waiver under Section 203 to acquire up to 30% of the outstanding Shares through the tender offer and/or subsequent acquisitions of Shares. If the Board granted this amended request for a waiver under Section 203 and agreed to recommend their tender offer to the WAG stockholders, the Trian Funds indicated that they would be prepared to commence the proposed tender offer for up to 40,000,000 Shares at a price of $4.15 per Share. However, if the Board determined not to grant the waiver they requested under Section 203 and did not agree to recommend their tender offer to the WAG stockholders, they would be prepared to commence a tender offer for up to 40,000,000 Shares at a price of $4.00 per Share. The Audit Committee met in the morning and afternoon on November 4 to discuss the status of the discussions with the Trian Funds.

      On November 5, 2008, the Board, excluding the Interested Directors, and excluding the management director and one other director not present, based on the recommendation of the Audit Committee, agreed to grant the 203 Approval.

     On November 5, 2008, the Company entered into the Agreement with the Purchaser, Trian LP and the Trian Principals in consideration for the granting of the 203 Approval with respect to the beneficial ownership by Purchaser, Trian LP and/or the Trian Principals of Shares representing up to an aggregate of 25% of the outstanding common stock. The agreement provides, among other things, that: (i) to the extent Purchaser, Trian LP and/or the Trian Principals acquire any rights in respect of the Shares so that the effect of such acquisition would increase their aggregate beneficial ownership in the Shares to greater than 25%, Purchaser, Trian LP and/or the Trian Principals may not engage in a business combination (within the meaning of Section 203) for a period of three years following the date of such occurrence unless such transaction would be subject to the exceptions set forth in Section 203(b)(3) through (7) (assuming for these purposes that 15% in the definition of interested stockholder contained in Section 203 was deemed to be 25%); (ii) for so long as the Company shall have a class of equity securities that is listed for trading on the New York Stock Exchange or any other national securities exchange, neither Purchaser, Trian LP nor the Trian Principals shall solicit proxies or submit any proposal for the vote of stockholders of the Company or recommend or request or induce any other person to take any such actions or seek to advise, encourage or influence any other person with respect to the Shares, in each case, if the result of such action would be to cause the Board to be comprised of less than a majority of independent directors; and (iii) for so long as the Company shall have a class of equity securities that is listed for trading on the New York Stock Exchange or any other national securities exchange, neither Purchaser, Trian LP nor the Trian Principals shall engage in certain affiliate transactions with the Company without the prior approval of a majority of the Audit Committee or other committee of the Board that is comprised of independent directors. Purchaser also agreed that it would not reduce the price per Share payable to tendering stockholders. In the event Purchaser and its affiliates do not acquire at least 15% of the Shares upon consummation of the Offer, inclusive of Shares already beneficially owned, then the agreement shall be null and void ab initio and the 203 Approval shall be of no force and effect. Otherwise, the agreement shall terminate upon the earliest to occur of (i) Purchaser and its affiliates beneficially owning less than 15% of the Shares, (ii) November 5, 2011 and (iii) at such time as any person not affiliated with Purchaser makes an offer to purchase an amount of Shares which when added to Shares already beneficially owned by such person and its affiliates and associates equals or exceeds 50% or more of the Shares or all or substantially all of the Company’s assets or solicits proxies with respect to a majority slate of directors.

     The Trian Funds then determined to commence the Offer on November 6, 2008.

     Reasons for the Recommendation

     In evaluating the Offer and determining to express no opinion to the Company’s stockholders and to remain neutral with respect to the Offer, the Board delegated to the Audit Committee consisting of Joseph A. Levato, David E. Schwab II, Raymond S. Troubh, and Jack G. Wasserman the power and authority to review and evaluate the terms and conditions, and determine the advisability, of the Offer and make a recommendation to the Board, excluding the Interested Directors. The Audit Committee consulted with independent financial and legal advisers and considered a number of factors. Among the factors considered, the following two factors constitute the reasons for the Audit Committee to recommend to the Board to express no opinion to the Company’s stockholders and to remain neutral with respect to the Offer:

  Offer Price Represents a Premium to Pre-Announcement Trading Price and Recent Historical Prices. The Audit Committee considered recent and historical market prices for the Shares and noted that the Offer Price represented a premium of approximately (i) 14% over the closing price of the Shares on the New York Stock Exchange on November 4, 2008, the day before the 203 Approval was given and the Agreement was entered into, (ii) 28% over the 10 trading days immediately prior to November 3, 2008, (iii) 8.2% over the 26 trading days immediately prior to November 3, 2008 (since the consummation of the Wendy’s/Triarc merger), and (iv) 3.3% over the 30 trading days immediately prior to November 3, 2008.

  Potential Intrinsic Value in Excess of the Offer Price. The Audit Committee considered that the intrinsic value of the Shares may be in excess of the Offer Price and that the trading market may recognize greater long-term value of the Shares to the extent the Company successfully executes its business strategy. A stockholder with a longer-term investment horizon who believes that the current market price does not reflect the intrinsic value of the Shares may choose to retain its Shares and not tender in the Offer, depending on, among other things, such stockholder’s risk tolerance, other investment opportunities available to such stockholder and the tax and accounting consequences to such stockholder.

The Audit Committee considered that, on the one hand, the Offer Price represents a premium to the pre-announcement trading price and recent historical prices, and it affords those stockholders seeking liquidity an opportunity to sell their Shares at a premium. If a stockholder desires to liquidate all or a portion of its Shares, the opportunity to do so at a premium to the market price would be beneficial to that stockholder. On the other hand, a decision not to tender in the Offer would permit stockholders who believe the Shares have a greater intrinsic value to realize a greater long-term value if their view of the great intrinsic value of the Shares is substantiated in the future.

      The other factors considered by the Audit Committee, which are discussed below, served as reasons for the Audit Committee to advise the Board not to oppose the Offer.

  Possible Changes in Market Price of Common Stock. The Audit Committee also considered that market conditions and trends in the industry generally may affect the market price for the Shares or the stock market in general and that the price that might be received by the holders of Shares through sales in the open market or in a future transaction might be either greater or less than the Offer Price.

  No Obligation to Tender. The Audit Committee considered that there is no obligation on behalf of any stockholder to tender and each stockholder could make an independent judgment of whether to maintain its interest in the Company or to reduce or eliminate its interest in the Company by participating in the Offer based on all available information.

  Agreement. The Audit Committee considered that, subject to certain conditions, Purchaser has advised the Company that Purchaser currently intends to acquire the Shares for investment purposes. Further, Purchaser has advised the Company that Purchaser has no present intention of taking the Company private or pursuing a change in control transaction. In addition, pursuant to the Agreement, Purchaser, Trian LP and the Trian Principals agreed to the following in consideration for the granting of a waiver under Section 203 with respect to the beneficial ownership by Purchaser, Trian LP and/or the Trian Principals of Shares representing up to an aggregate of 25% of the outstanding common stock: (i) to the extent Purchaser, Trian LP and/or the Trian Principals acquire any rights in respect of the Shares so that the effect of such acquisition would increase their aggregate beneficial ownership in the Shares to greater than 25%, Purchaser, Trian LP and/or the Trian Principals may not engage in a business combination (within the meaning of Section 203) for a period of three years following the date of such occurrence unless such transaction would be subject to the exceptions set forth in Section 203(b)(3) through (7) (assuming for these purposes that 15% in the definition of interested stockholder contained in Section 203 was deemed to be 25%); (ii) for so long as the Company shall have a class of equity securities that is listed for trading on the New York Stock Exchange or any other national securities exchange, neither Purchaser, Trian LP nor the Trian Principals shall solicit proxies or submit any proposal for the vote of stockholders of the Company or recommend or request or induce any other person to take any such actions or seek to advise, encourage or influence any other person with respect to the Shares, in each case, if the result of such action would be to cause the Board to be comprised of less than a majority of independent directors; and (iii) for so long as the Company shall have a class of equity securities that is listed for trading on the New York Stock Exchange or any other national securities exchange, neither Purchaser, Trian LP nor the Trian Principals shall engage in certain affiliate transactions with the Company without the prior approval of a majority of the Audit Committee or other committee of the Board that is comprised of independent directors. The Company believes that the provisions contained in the Agreement, as summarized above, provide sufficient protection to the Company’s non-tendering stockholders such that granting the 203 Approval with respect to the Offer on the terms outlined therein, in consideration of Purchaser’s willingness to make the Offer at the Offer Price, was advisable and in the best interest of the Company and its stockholders.

  Investment Intent of Purchaser. The Audit Committee considered that Purchaser is making the Offer because the Trian Funds would like to increase their equity investment in the Company through the acquisition of additional Shares. The Trian Funds have indicated that they do not have any current plans, proposals or negotiations that would result in any extraordinary transaction involving the Company; any purchase, sale or transfer of a material amount of assets of the Company; any material change in the present dividend rate or policy, or indebtedness or capitalization of the Company; any change in the present Board or management of the Company including, but not limited to, any plans or proposals to change the number or the term of directors or to fill any existing vacancies on the Board or to change any material term of the employment contracts of any executive officers; any other material change in the Company’s corporate structure or business; any class of equity securities of the Company’s to be delisted from a national securities exchange or cease to be authorized to be quoted in an automated quotations system operated by a national securities association; any class of equity securities of the Company’s becoming eligible for termination of registration under Section 12(g)(4) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”); the suspension of the Company’s obligation to file reports under Section 15(d) of the Exchange Act; or any changes in the Company’s charter, bylaws or other governing instruments or other actions that could impede the acquisition of control of the Company.

  Liquidity of Common Stock. The Audit Committee considered the effect that Purchaser’s acquisition of 40,000,000 Shares would have on the Shares’ trading volume and liquidity. The Audit Committee considered that the Company would remain a publicly held corporation listed on the New York Stock Exchange after the successful completion of the Offer. The Audit Committee noted that the public float of the Shares will decrease to the extent stockholders tender in the Offer. However, the Audit Committee did not believe that investors that continue to hold Shares, including those whose Shares are not purchased in the Offer because the Offer is oversubscribed, would be subject to a material decrease in liquidity or a material increase in volatility of the market price for the Shares solely as a result of the Offer.

     In addition to the factors described above, the Audit Committee considered that a stockholder’s decision to either maintain its interest in the Company or to reduce or eliminate its interest in the Company by participating in the Offer is a personal one, and the considerations that the Audit Committee suggests may be relevant to this decision include, among other things: the stockholder’s need for liquidity or diversification of its investment portfolio; other investment opportunities, including other types of investments, available to the stockholder; the stockholder’s assessment of the appropriateness for investing in equity securities generally in the current economic, business and political climate; and the tax and accounting consequences to the stockholder of participating in the Offer. Stockholders may wish to consult with competent investment professionals.

     In arriving at its recommendation, the Audit Committee was aware of the interests of certain officers and directors of the Company as described in Item 3 above and in the Proxy Statement.

     (c) Intent to Tender.

     To the Company’s knowledge after reasonable inquiry, neither the Company nor any of the Company’s executive officers, directors, affiliates or subsidiaries currently intends to tender Shares held of record or beneficially by them in the Offer.

SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

WENDY’S/ARBY’S GROUP, INC.

By:	/s/ Nils H. Okeson
Nils H. Okeson
Senior Vice President and General Counsel

Dated: December 5, 2008